April 10, 2026

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CPI AEROSTRUCTURES INC.
Registration Statement on Form S-3 (Registration No. 333-294801) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), solely acting as sales agent on a best efforts basis in an “at the market” offering pursuant to a prospectus supplement included in the registration statement on Form S-3 (333-294801) (the “Prospectus Supplement”), hereby concurs in the request by CPI Aerostructures Inc. that the effective date of the above-referenced registration statement be accelerated to 4:15 P.M. (Eastern Time), or as soon as practicable thereafter, on April 14, 2026, pursuant to Rule 461 under the Securities Act. Craig-Hallum affirms that it is aware of its obligations under the Securities Act as they pertain to the “at the market” offering pursuant to the Prospectus Supplement.

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking